SECURIT 15026321 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boursa Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 B Street, Suite 910
(No. and Street)

San Diego, CA 92101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston (619) 954-7788
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 5/22/15

OATH OR AFFIRMATION

I, Jose Mondragon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boursa Investment Advisors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LILIANA HIGAREDA BAUTISTA
Commission # 2072003
Notary Public - California
San Diego County
My Comm. Expires Jun 20, 2018

Signature

CEO

Title

Notary Public (see California All-Purpose Acknowledgment attached)

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Diego)

On February 25, 2015 before me, Liliana Bautista, Notary Public,
Date Here Insert Name and Title of the Officer

personally appeared Jose Hernandez Mondragon
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

LILIANA HIGAREDA BAUTISTA
Commission # 2072003
Notary Public - California
San Diego County
My Comm. Expires Jun 20, 2018

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Boursa Investment Advisors, Inc Financial Statements Document Date: 2/25/2015

Number of Pages: 19 Signer~~(s)~~ Other Than Named Above: N/A

Capacity~~(ies)~~ Claimed by Signer~~(s)~~

Signer's Name: Jose Hernandez Mondragon
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☒ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing: Boursa Investment Advisors, Inc. Financial Statement

Signer's Name:
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing:

BOURSA INVESTMENT ADVISORS, INC.

Financial Statements
And
Report of Independent Registered
Public Accounting Firm

Year Ended December 31, 2014

BOURSA INVESTMENT ADVISORS, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Boursa Investment Advisors, Inc.

We have audited the accompanying statement of financial condition of Boursa Investment Advisors, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 13, 2015

BOURSA INVESTMENT ADVISORS, INC.

Statement of Financial Condition

December 31, 2014

ASSETS

Cash and cash equivalents	$ 34,328
Deposits with clearing organization	1,192,020
Commissions receivable	15,535
Other receivables	6,109
Securities owned, at market value	297,070
Furniture and equipment, less accumulated depreciation of $3,296	8,978
Prepaid and other assets	12,788
Total assets	$1,566,828

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 342,355
Securities sold not yet purchased	60,955
Total liabilities	403,310
Stockholders' equity	
Common stock, 100,000 shares authorized	518,148
Retained earnings	645,370
Total stockholders' equity	1,163,518
	$1,566,828

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Income

Year Ended December 31, 2014

Revenues	
Commissions	$7,915,083
Trading gains	340,236
Interest and dividends	1,197
Total revenues	8,256,516
Expenses	
Commissions and clearing charges	6,227,975
Compensation and employee benefits	670,894
Information services and communications	171,751
Taxes, licenses, and registrations	107,050
Occupancy	59,761
Outside services	36,977
Travel and subsistence	39,363
Depreciation	1,879
Other	21,457
Total expenses	7,337,107
Income before income taxes	919,409
Income tax expense	382,268
Net income	$ 537,141

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2014

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	5,250	$518,148	$ 108,229	$ 626,377
Net income	-	-	537,141	537,141
Balance, end of year	5,250	$518,148	$ 645,370	$1,163,518

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2014

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 537,141
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	1,879
Changes in operating assets and liabilities	
Deposits with clearing organization	(565,109)
Commissions receivable	317,048
Other receivables	(5,257)
Prepaid and other assets	10,112
Accounts payable and accrued liabilities	(211,142)
Net cash from operating activities	84,672
Cash flows from investing activities	
Capital expenditures	(10,774)
Securities owned	(122,685)
Securities sold not yet purchased	56,255
Net cash from investing activities	(77,204)
Cash flows from financing activities	-
Net increase in cash	7,468
Cash and cash equivalents, Beginning of year	26,860
End of year	$ 34,328
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ 89,568

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Boursa Investment Advisors, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Income Taxes. The Company accounts for income taxes using the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2014 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2014.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

	Level 1	*Level 2*	*Level3*	*Total*
December 31, 2014				
Equity securities	$297,070	$ -	$ -	$297,070

3. COMMITMENTS AND CONTINGENCIES

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The

Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2014, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

Operating Lease. The Company leases its facility under a long-term non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense was approximately $33,000 for 2014. Future minimum lease payments are as follows:

Year Ending December 31,	
2015	$ 34,594
2016	35,655
2017	36,717
2018	37,779
2019	21,141
	$165,886

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2014 was 0.49 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2014, the Company had net capital of $823,966 which was $723,966 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 13, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

BOURSA INVESTMENT ADVISORS, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2014

Total stockholders' equity	$1,163,518
Less non-allowable assets	
Other receivables	6,109
Furniture and equipment	8,978
Prepaid and other assets	12,788
Net capital before haircuts on security positions	1,135,643
Less haircuts on security positions	
Options	250,789
Other securities	44,561
Undue concentration	16,327
Net capital	823,966
Minimum net capital required	100,000
Excess net capital	$ 723,966
Total aggregate indebtedness	$ 403,310
Ratio of aggregate indebtedness to net capital	0.49

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2014.*

BOURSA INVESTMENT ADVISORS, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2014; and a reconciliation to that calculation is not included herein.

BOURSA INVESTMENT ADVISORS, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

BRSA
Boursa Investments

U.S. Securities and Exchange Commission
444 S. Flower Street, Suite 900
Los Angeles, CA 90071

To Whom it May Concern:

Boursa Investment Advisors, Inc. Exemption Report

Boursa Investment Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):

   (2)(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Boursa Investment Advisors, Inc.

I, Jose Mondragon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Chief Executive Officer
Date: February 19, 2015

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Boursa Investment Advisors, Inc.:

We have reviewed management's statements included in the accompanying letter dated February 19, 2015, in which (1) Boursa Investment Advisors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 19, 2015